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Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 11, 2021) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080.

WILLAMETTE VALLEY
VINEYARDS


WADENSWIL

Dear <<First Name>>,

After publicly launching our Preferred Stock Offering last month, we've already received more than $1.5 million in subscription agreements. Please consider joining us as a Winery Owner as, together, we take our Oregon wine story on the road through Winery Restaurants in Lake Oswego, Vancouver's Waterfront, Happy Valley and Downtown Bend, in addition to our new sparkling winery called Domaine Willamette in the Dundee Hills — all opening within the next 2 years.

You can read more about the winery's growth in an article by *Oregon Wine Press* entitled, "Expanding Horizons: Iconic Brand building large facility, multiple restaurants."

As an Owner of one of Oregon's leading wineries, you'll receive great benefits, including a 25% discount on wine purchases, invitations to Owners-only events and priority access to our new proprietary Pinot Noir Cloning Blending System (pictured above) debuting soon at our Estate in the Salem Hills.

Our Preferred Stock Offering (NASDAQ: WVVIP) price of $5.05 per share is available until September 30, 2021, then $5.15 per share. Available until sold out.

Benefits of Ownership

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- Discount of 25% off wine bottle purchases.
- Complimentary wine tasting at any of our locations, including Maison Bleue & Pambrun in Walla Walla, and at future Winery Restaurant locations (monthly by appointment).
- Priority patio reservations at the Estate Tasting Room.
- Discounted or complimentary admission to special events and experiences like VIP winery tours and blending experiences.
- Priority to purchase limited-production wines and new releases.
- Personalized winery business cards upon request; the initial set is complimentary.
- Invitations to Owner-exclusive events, including our Annual Owners' Weekend.
- Regular email updates on winery developments.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

You may purchase shares at $5.05 per share, offering an annual 4.36% dividend or wine credit with 15% more value, if your application and subscription agreement is received or postmarked by September 30, 2021.

View Application

To make an investment, please review the prospectus then submit the application and subscription agreement in one of three ways:

1. Complete the electronic DocuSign version at wvv.com/ownership by clicking on the "Purchase Stock Online" button.
2. Email it to stock.offering@wvv.com.
3. Mail it to 8800 Enchanted Way SE, Turner, OR 97392.

Have questions? Please call us at 503-588-9463, reply to this email or visit our Preferred Stock Offering FAQs. Learn More About Ownership Priority to become an Owner is given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. Agreements must be postmarked by September 30th to qualify for the $5.05 share price. The minimum purchase is 300 shares ($1,515) and the maximum purchase is 2,300 shares ($11,615.00). Share price will increase to $5.15 after September 30, 2021. Thank you for joining us in sharing the Oregon wine story, Jim Bernau Founder/Winegrower Enjoy New Winery Restaurants

After last year's successful launch of our first prototype in Folsom, California, we're expanding into some of Oregon and Southwest Washington's most exciting areas. Our new Winery Restaurants will bring the winery experience to our guests and offer Pacific Northwest-inspired dishes to pair with our classic Oregon wines. We'll also debut a new Membership option for guests and Owners to enjoy at these locations. Lake Oswego (top rendering) Located off Highway 43 in downtown Lake Oswego, this Winery Restaurant will feature food and wine pairings, wine lockers, a beautiful trellis patio with an outdoor fire pit, a private wine cellar dining room and ample parking. Anticipated opening: Winter 2021/2022 Vancouver Waterfront (2nd rendering) Featuring incredible views of the Columbia River, this new wine tasting destination features 7 Washington wineries and we are excited to be the first from Oregon. Our Winery Restaurant will include barrel booth seating, gathering space on our Mezzanine and spacious patio seating overlooking the river. Anticipated opening: Summer 2022 Happy Valley As we join the flourishing town of Happy Valley just outside of Portland, our Winery Restaurant will feature a large outdoor patio and water feature. Anticipated opening: Late 2022 Bend Located in historic downtown Bend, our Winery Restaurant will bring wine country to this destination community that loves all things craft. Anticipated opening: 2023 Domaine Willamette

Domaine Willamette will produce world-class méthode champenoise sparkling wines with an underground aging cellar at the biodynamically-farmed Bernau Estate Vineyard. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore. Our signature Domaine Willamette wine will be distributed to wine shops and restaurants to showcase the Willamette Valley's capability in growing and producing sustainably-grown méthode champenoise sparkling wines equal to the great Champagnes. Anticipated opening: 2022 Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463. Open Daily 11 am - 6 pm | (503) 588-9463 | info@wvv.com 8800 Enchanted Way SE, Turner, OR 97392 You are receiving this email because of your relationship with Willamette Valley Vineyards. We respect your privacy. If you want to change how you receive our emails you can update your preferences or unsubscribe from this list. Forward this email to a friend. Copyright © 2021 Willamette Valley Vineyards, All rights reserved.